EXHIBIT 1

[Desc Logo] [Photograph of Corporate Building]


Contacts:
--------

In Mexico:                                          In New York:
Arturo D'Acosta Ruiz                                Blanca Hirani
Alejandro de la Barreda                             Melanie Carpenter
Tel: 52-555-261-8037                                Tel: 212-406-3693
abarredag@mail.desc.com.mx                          bhirani@i-advize.com


                  DESC ANOUNCES ITS PRELIMINARY FIGURES FOR THE
                  ---------------------------------------------
                             THIRD QUARTER OF 2002
                             ---------------------

Mexico City, October 2, 2002 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announced today its preliminary figures for the third quarter of 2002.

During this quarter, Desc's figures show less favorable results compared to the same quarter of the previous year, reflecting a series of events which are expected to temporarily affect the operations of the Company.

The variables that affected the operations are the following:

         a) Lower sales in the Autoparts Sector due to the closing of Daimler Chrysler's Lago Alberto Plant in Mexico City, which was announced in the Company's second quarter 2002 earnings release.

         b) The economic volatility in Mexico and the U.S., which affected the petrochemical sector due to the increase in raw material prices and the continued weakness in the final product markets.

         c) Low productivity of the pork business in the Bajio Region and the drop in pork prices in the North American market.

The following table compares current sales, operating income and EBITDA figures to those released during the same quarter of 2001.



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
                            3Q02 PRELIMINARY FIGURES
                   (FIGURES IN MILLIONS OF U.S. DOLLARS (US$))
=============================================================================
                                           3Q02E                3Q01
-----------------------------------------------------------------------------
             SALES                          507                 553
-----------------------------------------------------------------------------
       OPERATING INCOME                     29                   46
-----------------------------------------------------------------------------
       OPERATING MARGIN                    5.7%                 8.3%
-----------------------------------------------------------------------------
            EBITDA                          60                   79
=============================================================================
Note: Figures in U.S. dollars for sales, operating income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.



AUTOPARTS SECTOR (UNIK)

During the third quarter of 2002, the expected sales from the Autoparts Sector will be mainly affected by the closing of Daimler Chrysler's Mexico City plant, as previously mentioned, combined with the technical strikes undertaken by some assembly plants in order to reduce inventories in certain platforms.

                                   [UNIK LOGO]
                            3Q02 PRELIMINARY FIGURES
                   (FIGURES IN MILLIONS OF U.S. DOLLARS (US$))
=============================================================================
                                           33Q02 E               3Q01
-----------------------------------------------------------------------------
               SALES                         205                  247
-----------------------------------------------------------------------------
         OPERATING INCOME                     14                  27
-----------------------------------------------------------------------------
         OPERATING MARGIN                    7.0%                10.7%
-----------------------------------------------------------------------------
              EBITDA                          32                  45
=============================================================================
Note: Figures in U.S. dollars for sales, operating income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.


CHEMICAL SECTOR

During this quarter sales will remain stable when compared to those reported during 3Q01. The Company continued implementing its cost restriction policy and operating improvements. However, the operating margin will decline due to the increase in certain raw material prices that are not reflected in the final product prices.

                             [CHEMICAL SECTOR LOGO]
                            3Q02 PRELIMINARY FIGURES
                   (FIGURES IN MILLIONS OF U.S. DOLLARS (US$))
=============================================================================
                                              3Q02 E               3Q01
-----------------------------------------------------------------------------
                 SALES                         180                  187
-----------------------------------------------------------------------------
           OPERATING INCOME                     10                  15
-----------------------------------------------------------------------------
           OPERATING MARGIN                    5.5%                7.9%
-----------------------------------------------------------------------------
                EBITDA                          18                  23
=============================================================================
Note: Figures in U.S. dollars for sales, operating income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

FOOD SECTOR

During the third quarter of 2002, the Food Sector will register sales in-line with those achieved during the same quarter of 2001. This result is due to the revenues from the branded products business which continues to increase its market share in its main products, and a significant improvement in costs.

However, the pork business continued showing poor results in its Bajio operations while pork prices declined over 18% during 3Q02 compared to 3Q01. To lower the negative impact of this business, Desc's management will propose a significant cutback in its Bajio operations to the Board of Directors next week.


                               [FOOD SECTOR LOGO]
                            3Q02 PRELIMINARY FIGURES
                   (FIGURES IN MILLIONS OF U.S. DOLLARS (US$))
=============================================================================
                                          3Q02 E               3Q01
-----------------------------------------------------------------------------
             SALES                          95                  97
-----------------------------------------------------------------------------
       OPERATING INCOME                      2                   3
-----------------------------------------------------------------------------
       OPERATING MARGIN                      2%                3.0%
-----------------------------------------------------------------------------
            EBITDA                          6                    7
=============================================================================
Note: Figures in U.S. dollars for sales, operating income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.



REAL ESTATE SECTOR

The expected revenues for the quarter will be slightly above those reported during 3Q01, mainly due to the higher sales from the Bosques de Santa Fe project as well as the Santa Fe Shopping Center Land Reserves. This revenue mix will be composed of sales with lower margins when compared to the same quarter of 2001.

                            [REAL ESTATE SECTOR LOGO]
                            3Q02 PRELIMINARY FIGURES
                   (FIGURES IN MILLIONS OF U.S. DOLLARS (US$))
=============================================================================
                                          3Q02 E               3Q01
-----------------------------------------------------------------------------
             SALES                          26                  21
-----------------------------------------------------------------------------
       OPERATING INCOME                     3                    2
-----------------------------------------------------------------------------
       OPERATING MARGIN                   11.5%                11.3%
-----------------------------------------------------------------------------
            EBITDA                          4                    3
=============================================================================
Note: Figures in U.S. dollars for sales, operating income, and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.


Desc's financial structure continued to be healthy, presenting an interest coverage ratio of close to 3.7x and a leverage level of around 3.4x.

At the close of 3Q02, the debt level will remain similar to the levels at the close of 2Q02 due to the optimization of working capital, which significantly decreased year-over-year.

During the third quarter of 2002, Desc began to implement an administrative restructure through which a significant SG & A will take place.


                                 * * * * * * * *

On October 25, 2002, Desc will release its final Third Quarter 2002 Figures. On Monday, October 28, 2002 the Company will hold its quarterly Conference Call.


================================================================================
         This news release has comments regarding expected future results (as per the Private Securities Litigation Reform Act of 1995) which reflect current opinions of Desc's management regarding future events. The words "expects", "believes", "estimates", "intends to", "could", "plans", "must" and similar expressions generally indicate comments regarding expectations. These comments are subject to risks, uncertainties and circumstantial changes. The final results could materially differ from the current estimates due to various factors which include, but are not limited to, global and domestic changes in politics, economies, businesses, competition, market and regulatory factors, cyclicality of the autoparts and chemical sectors, as well as other factors included under the "Risk" section of the 20F filed with the SEC (Securities and Exchange Commission). Desc is not obligated to update its comments regarding expectations. Any comment regarding expectations is only valid on the date that it is made.
================================================================================







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